T. Rowe Price
Renaissance
Fund, Ltd.

A
Sales-Commission-Free
Real Estate Investment

For information on your
Renaissance Fund account, call:
1-800-962-8300 toll free

For information on your
mutual fund account, call:
1-800-225-5132 toll free
410-625-6500 Baltimore area

T. Rowe Price Real Estate Group
100 East Pratt Street
Baltimore, Maryland 21202

Quarterly Report
For The Period Ended
March 31, 1997

FELLOW STOCKHOLDER:

As you know from our letter dated April 15, 1997, we signed a purchase and sale agreement on April 11 with Glenborough Realty Trust Incorporated for the sale of all Fund properties at a contract sales price of $27.2 million before selling expenses. Glenborough is a real estate investment trust whose shares are publicly traded on the New York Stock Exchange. The pending sale to Glenborough, if consummated, will liquidate the Fund's real estate portfolio.
    These developments are in keeping with our previously announced strategic positioning of Fund properties to maximize potential sales proceeds. In order for the Fund to complete the sale of its properties to Glenborough, a two-thirds majority in interest of stockholders must vote in favor of the transaction through a proxy vote, which we expect to take place in late June or sometime in July. As we cautioned in our letter of April 15, this sale is subject to further due diligence by Glenborough, which could result in changes to the properties in the transaction, the sales proceeds to be received, or the cancellation of the sale. It is possible that the Fund may not be liquidated this year if the transaction falls through.
    It is worth mentioning again some of our reasons for accepting Glenborough's offer:

o The offer represents more than 100% of the property valuations used in our last estimated unit value of $12.45.

o Selling the properties in bulk will reduce transaction and operating expenses and allow for an accelerated return of principal to investors.

o There is no financing contingency, and Glenborough's financial resources appear adequate to consummate the transaction.

Real Estate Investments (Dollars in thousands)
__________________________________________________

                                    Average      Contri-
                                     Leased     bution to
                      Leased Status  Status    Net Income
                        _________    _______     _______
                                     Three        Three
               Gross                 Months      Months
             Leasable                 Ended       Ended
Property       Area    March 31,    March 31,   March 31,
Name         (Sq. Ft.)   1997    1996   1997  1996   1997
________     ________    ____    ____   ____  ____   ____

Valley
  Business
  Center      202,500      96%     94%  93%  $  51 $  58

Post Oak
  Place        56,400      80      75   79      37    24

Gatehall I    113,600      87      71   79    (101)   75

Buschwood
  III          76,900     100     100  100      13   146
             ________    ____    ____ ____   _____ _____

              449,400      92      87   89       0   303

Property Sold       -       -       -    -     141     -


Fund Expenses
  Less
  Interest
  Income            -       -       -    -     (12)  (19)
             ________    ____    ____ ____   _____ _____

Total         449,400      92%     87%  89%  $ 129 $ 284


    As we stated in our letter of April 15, we suspended the repurchase and reinvestment programs for the Fund after accepting the Glenborough offer. If you recently presented your units for repurchase, please call one of our representatives at 1-800-962-8300 to confirm your request; otherwise, we will assume that you want to remain invested in the Fund.

Dividend

Pending the completion of the sale to Glenborough, the Fund has suspended cash dividends. Assuming the properties are sold during the next few months, the Fund plans to pay a liquidating dividend, which we expect to be substantially above the Fund's most recent estimated value based on the negotiated sale price and other information currently available.

Results of Operations

The Fund's net income for the first quarter of 1997 was $284,000, an increase of $155,000 from the same period in 1996. Decreased expenses at Gatehall I amounting to $181,000, and at Buschwood III totaling $123,000, more than offset a $141,000 decrease in income due to the absence of Buckley Square, which was sold in November 1996. Expenses at Gatehall I declined mainly because of lower repair, maintenance, and utilities costs, as well as lower legal fees during the quarter. Lower bad debt expenses and a tax refund for 1996 also helped results at the property. At Buschwood III, reduced expenses were largely attributable to lower interest expense in the quarter, as the outstanding loan on the property was fully paid off in February.

    At the property level, we signed new and renewal leases covering 12% of the Fund's total square footage during the first three months of the year, resulting in an increase in the Fund's leased status from 87% at the end of December to 92% at the end of March, while average leased status remained the same.
    The decline in the Fund's cash position compared with the same 1996 period resulted from a higher dividend payment in the first three months of this year. On May 2, 1997, we used about $900,000 to further pay down the Fund's outstanding debt.

Outlook

Our reasons for wanting to liquidate the Fund's portfolio while the real estate market is strengthening are unchanged. As mentioned previously, our primary goal is to take advantage of rising property values as the Fund nears the end of its planned lifespan. Real estate markets have been improving during the past few years, and we have used this opportunity to capture higher prices for our investors. Rising real estate values could eventually lead to an increased supply of new properties, resulting in softer prices some time later. This is a normal pattern as the real estate cycle runs its course.
    No one can forecast precisely when prices will reach their peak, and it is possible that by selling Fund properties now we might miss further advances later on. However, demand from tenants and investors is currently very strong, causing the supply of properties to grow in many markets. We believe it is prudent to sell into strength while prices are still advancing.
    It is critical that you promptly read the proxy materials and return the card as soon as you receive them, so that we can minimize Fund expenses and implement the orderly liquidation of your investment.
    Thank you in advance for your cooperation in this matter.

Sincerely,

James S. Riepe
Chairman

May 7, 1997

CONDENSED CONSOLIDATED BALANCE SHEETS
Unaudited
(In thousands except share data)

                                March 31, December 31,
                                  1997        1996
                               ___________ ___________

Assets

Real Estate Property
Investments
   Land . . . . . . . . . .    $   5,438   $    5,438
   Buildings and
     Improvements . . . . .       16,415       16,245
                                 _______      _______

                                  21,853       21,683

   Less: Accumulated
   Depreciation and
     Amortization . . . . .       (2,064)      (1,866)
                                 _______      _______

                                  19,789       19,817
Cash and Cash
   Equivalents. . . . . . .        1,784        2,738

Accounts Receivable (less
   allowances of $10
   and $10) . . . . . . . .          222          277
Other Assets. . . . . . . .          118          148
                                 _______      _______

                               $  21,913   $   22,980
                                 _______      _______
                                 _______      _______

Liabilities and
   Stockholders' Equity

Liabilities
   Mortgage Loans
     Payable. . . . . . . .    $   3,462   $    4,106
   Security Deposits and
     Prepaid Rents. . . . .          226          268
   Accrued Real Estate
     Taxes. . . . . . . . .          122          175
   Accounts Payable and
     Other Accrued
     Expenses . . . . . . .          267          346
   Dividends Declared . . .            -        1,514
                                 _______      _______

Total Liabilities . . . . .        4,077        6,409
                                 _______      _______

Stockholders' Equity
   Common Stock, $.001 Par
     Value, Authorized
     5,500,000 Shares;
     Issued and Outstanding
     1,607,757 and
     1,529,446 Shares . . .            1            1
   Additional Paid-In
     Capital. . . . . . . .       19,507       18,526
   Dividends in Excess
     of Net Income. . . . .       (1,672)      (1,956)
                                 _______      _______

Total Stockholders' Equity.       17,836       16,571
                                 _______      _______

                               $  21,913   $   22,980
                                 _______      _______
                                 _______      _______

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per-share amounts)

                                  Three Months Ended
                                       March 31,

                                    1997     1996
                                    ____     ____


Revenues

Rental
    Income. . . . . . . . . . .  $  1,045   $ 1,304
Interest Income . . . . . . . .        32        26
                                 ________  ________

                                    1,077     1,330
                                 ________  ________
Expenses
Property Operating
    Expenses. . . . . . . . . .       295       519
Real Estate Taxes . . . . . . .       105       192
Depreciation and
    Amortization. . . . . . . .       198       164
Investment Advisory Fees. . . .        57        70
Fund Management Expenses. . . .        51        37
Interest Expense. . . . . . . .        87       199
Minority Interest . . . . . . .         -        20
                                 ________  ________

                                      793     1,201
                                 ________  ________

Net Income. . . . . . . . . . .  $    284   $   129
                                 ________  ________
                                 ________  ________

Activity per Share
Net Income. . . . . . . . . . .  $   0.18   $  0.08
                                 ________  ________
                                 ________  ________

Dividends Declared. . . . . . .         -   $  0.15
                                 ________  ________
                                 ________  ________

Weighted Average Number
    of Shares
    Outstanding . . . . . . . . 1,586,874 1,525,199
                                 ________  ________
                                 ________  ________

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Unaudited
(In thousands except share data)


                                           Dividends
                                Additional in Excess
                   Common Stock   Paid-In   of Net
                  Shares  Amount  Capital   Income   Total
                  ______   _____  ______    _______  _____
Balance,
  December 31,
  1996. . . . . .1,529,446 $ 1  $18,526  $ (1,956)       $
16,571
Net Income. . . .       -    -        -       284      284
Dividend
  Reinvest-
  ments . . . . .  83,489    0    1,039         -    1,039
Share
  Repur-
  chases. . . . .  (5,178)      0        (58)      -
(58 . . . . . . .)
                 ________  ____ _______   _______  _______

Balance,
  March 31,
  1997. . . . . .1,607,757 $ 1  $19,507  $ (1,672)$ 17,836
                 ________ ____  _______   _______  _______
                 ________ ____  _______   _______  _______

See accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(In thousands)

                                   Three Months Ended
                                        March 31,
                                      1997     1996
                                    ________ ________

Cash Flows from Operating
   Activities

Net Income. . . . . . . . . . . .  $    284   $   129
Adjustments to Reconcile
   Net Income to Net Cash
     Provided by Operating
   Activities
     Depreciation and
       Amortization . . . . . . .       198       164
     Minority Interest's Share
       of Net Income. . . . . . .         -        20
     Change in Accounts Receivable,
       Net of Allowances. . . . .        55        (8)
     Decrease in Other Assets . .        30        14
     Decrease in Security Deposits
       and Prepaid Rents. . . . .       (42)       (3)
     Decrease in Accrued Real
       Estate Taxes . . . . . . .       (53)      (67)
     Decrease in Accounts Payable
       and Other Accrued
       Expenses . . . . . . . . .       (79)       (9)
                                   ________   ________
Net Cash Provided by Operating
   Activities . . . . . . . . . .       393       240
                                   ________   ________
Cash Flows Used in Investing
   Activities

Investments in Real Estate. . . .      (170)      (80)
                                   ________   ________
Cash Flows from Financing
   Activities
Dividends Paid. . . . . . . . . .    (1,514)      (76)
Reinvestments in Shares . . . . .     1,039        54
Repurchases of Shares . . . . . .       (58)      (79)
Minority Interest Distribution. .         -       (21)
Repayment of Mortgage Loan. . . .      (644)     (228)
                                   ________  ________
Net Cash Used in Financing
   Activities . . . . . . . . . .    (1,177)     (350)
                                   ________  ________
Cash and Cash Equivalents

Net Decrease during Period. . . .      (954)     (190)
At Beginning of Year. . . . . . .     2,738     1,608
                                   ________   ________

At End of Period. . . . . . . . .  $  1,784 $   1,418
                                   ________  ________
                                   ________  ________

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited

The unaudited interim condensed consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal, recurring nature.
    The unaudited interim financial information contained in the accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements contained in the 1996 Annual Report to Stockholders.

NOTE 1 - TRANSACTIONS WITH RELATED PARTIES AND OTHER

Pursuant to contracts executed in 1991, the Fund pays advisory fees to T. Rowe Price Real Estate Group, Inc. (the "Investment Manager"), an affiliate of the Fund's Sponsor, and LaSalle Advisors Limited Partnership (the "Investment Advisor"). The Investment Manager provides communications, cash management, administrative, and other related services to the Fund for an advisory fee of .45% per year of the fair market value, as defined, of the Fund's assets and earned $27,000 for the first three months of 1997. The Investment Advisor provides the Fund with real estate advisory, accounting, and other related services for an advisory fee of .50% per year of the fair market value, as defined, of the Fund's assets and earned $29,000 for the first three months of 1997. Recognition of these investment advisory fees is subject to limitations adopted by the Fund pursuant to guidelines promulgated by the North American Securities Administrators Association.
    An affiliate of the General Partner earned a normal and customary fee of $1,000 from the money market mutual funds in which the Partnership made its interim cash investments during the first three months of 1997.
    The Fund also reimburses the Investment Manager and Investment Advisor for certain defined expenses incurred in operating and administering the affairs of the Fund. Expense reimbursements for the Investment Manager and Investment Advisor totaled $6,000 and $5,000, respectively, for the first three months of 1997.

NOTE 2 - REAL ESTATE PROPERTY INVESTMENTS

On April 11, 1997, the Fund entered into a contract with a buyer for the sale of its four properties at a sales price of $27,150,000 before selling expenses. The transaction is subject to further due diligence by the buyer and approval of the stockholders which could result in changes to or the cancellation of the contract. If the transaction is closed, the Fund will have sold all of its real estate property investments and will begin liquidation.